SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                             Reddy Ice Holdings, Inc
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                               (Name of Issuer)

                     Common Stock, par value of $.01 per share
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                         (Title of Class of Securities)

                                   75734R105
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                                 (CUSIP Number)

                                James H. Rooney
                               Avenir Corporation
                             1775 Pennsylvania Ave NW
                                   Suite 650
                              Washington DC, 20006
                                 (202) 659-4427
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                March 17, 2011
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 75734R105
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---------- ---------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Avenir Corporation
            I.D. No. 54-1146619
---------- ---------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
     3      SEC USE ONLY
---------- ---------------------------------------------------------------------
     4      SOURCE OF FUNDS*

            OO
---------- ---------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
---------- ---------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------- -------- --------------------------------------------------
                         7      SOLE VOTING POWER

                                1,299,335
NUMBER              -------- ---------------------------------------------------
OF SHARES                8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        0
EACH                -------- ---------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH                     1,299,335
---------- ---------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
----------- --------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
            1,299,335
----------- --------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.7%
----------- --------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

            IA
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
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CUSIP No. 75734R105
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This Schedule 13D/A ("Schedule") is being filed on behalf of Avenir Corporation
("Avenir"), a Virginia corporation and amends the Schedule 13D filed on August 7, 2009 on behalf of Avenir. This Schedule relates to the common stock, par value $0.01 per share, of Reddy Ice Holdings Inc., a Delaware corporation (the "Issuer"). Unless the context otherwise requires, references herein to "Securities" or "Shares" are to such common stock of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration.

The Securities of the Issuer were primarily acquired on behalf of the investment advisory clients of Avenir under sole or shared discretionary authority granted Avenir. In addition, Avenir and/or its principal officers and employees purchased Shares in the Issuer for their personal accounts. The aggregate amount of funds used to purchase the Securities reported in this filing totaled approximately $9,292,939. In addition, none of the proceeds used to purchase the Securities were expressly provided through borrowings, though certain accounts managed by Avenir may carry margin balances from time to time.

Item 4. Purpose of Transaction

Filing this Form 13-d will permit Avenir to consult with Reddy's management on a wide range of matters relating to protecting and enhancing existing shareholder value. Such matters may include, but are not limited to, capital structure, capital allocation, management and strategic direction.

Item 5.  Interest In Securities Of The Issuer

          (a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 1,299,335 shares of the common stock of the Issuer, constituting approximately 5.7% of the 22,944,080 shares outstanding.

          (b) Avenir generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts, for which Avenir generally makes recommendations with respect thereto.

          (c) All purchase or sale transactions in the Securities for the past 60 days are on Schedule A.

          (d) The investment advisory clients of Avenir have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice.

          (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The powers of disposition with respect to Securities owned by discretionary private accounts of Avenir are established in written investment advisory agreements between clients and Avenir, which are entered into in the normal and usual course of the business of Avenir as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer.

The written investment advisory agreements with clients do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 7 of
Schedule 13D other than voting of proxies. In connection with voting, Avenir may be allowed or directed to vote the proxies received by accounts classified as "discretionary" or "shared" accounts; such authority is generally retained by the clients for accounts classified as "non-discretionary".

Item 7.  Material to be Filed as an Exhibit

                                  SCHEDULE 13D
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CUSIP No. 75734R105
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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   March 18, 2011
                                          -----------------------------------
                                                   Date

                                                    /s/ James H. Rooney
                                          -----------------------------------
                                                   Signature

                                          James H. Rooney, Managing Director
                                          -----------------------------------
                                                   Name/Title

                                  SCHEDULE 13D
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CUSIP No. 75734R105
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                                   SCHEDULE A


PURCHASE ("BY") AND SALE ("SL") TRANSACTIONS SINCE THE MOST RECENT FILING OF
SCHEDULE 13D

All purchases and sales listed below were normal, open-market transactions.



                                               Average
Transaction                                    Per
Type     Date       Quantity   Total Price     Share
SL      2/14/201      34921     117719.91       3.37
SL      2/15/201      23493      77360.95       3.29
SL      2/16/201     156579     508871.87       3.25
SL      2/17/201        200        647.98       3.24
SL      2/22/201       2400       7744.09       3.23
SL      2/23/201       6100      19293.93       3.16
SL      2/24/201      20000      62399.65       3.12
SL      2/25/201      20000      62184.79       3.11
SL      2/28/201      20000      62742.76       3.14
SL      3/2/2011       5192      16094.88       3.10
SL      3/3/2011       2413       7387.75       3.06
SL      3/4/2011       2336       7208.10       3.09
SL      3/7/2011      20000      61488.79       3.07
SL      3/8/2011      20000      62398.77       3.12
SL      3/9/2011       1800       5721.00       3.18
SL      3/10/201      14600      45555.48       3.12
SL      3/11/201      49411     152029.76       3.08
SL      3/14/201       4750      14652.19       3.08
SL      3/15/201      20000      59172.85       2.96
SL      3/16/201        250        719.93       2.88
SL      3/17/201       4000      11555.77       2.89
